Exhibit (a)(5)(viii)

JAB Announces Final Results of Partial Cash Tender Offer to Acquire up to 150 Million Shares of Coty

Based on the Final Tabulation, a Total of 336,614,903 Shares of Coty Were Validly Tendered Pursuant to the Tender Offer and Not Withdrawn

LUXEMBOURG – May 1, 2019 – JAB, a global investment firm focused on long-term investing in premium consumer goods and services brands, today announced the final results of the previously announced tender offer by its affiliate for up to 150 million additional shares of Coty Inc. (NYSE:COTY) Class A common stock (the “Shares”) at a price of $11.65 per share in cash. The tender offer expired at 5:00 p.m., New York City time, on April 26, 2019.

Based on the final tabulation by Computershare Trust Company, N.A., the depositary for the tender offer, a total of 336,614,903 Shares were validly tendered pursuant to the tender offer and not properly withdrawn, resulting in a proration factor of approximately 44.56%. JAB’s affiliate has accepted for purchase 150,000,000 Shares pursuant to the tender offer, representing approximately 20% of the outstanding Shares, at a price of $11.65 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, for a total purchase price of $1,747,500,000. Payment for Shares accepted for purchase by JAB’s affiliate will be made promptly in accordance with the terms of the tender offer. All Shares tendered in the tender offer but not accepted for purchase will be returned to the tendering stockholders. Following the purchase of the Shares pursuant to the Offer, JAB’s affiliate will own approximately 60% of the outstanding Shares.

Innisfree M&A Incorporated (“Innisfree”) is acting as information agent for the tender offer. Requests for documents and questions regarding the tender offer may be directed to Innisfree toll free at (888) 750-5834 (for shareholders) or collect at (212) 750-5833 (for banks and brokers).

About JAB Holding Company

JAB Holding Company and JAB Consumer Fund invest in companies with premium brands, attractive growth and strong cash flow dynamics in the consumer category.

Together, JAB Holding Company and JAB Consumer Fund have controlling stakes in Keurig Dr Pepper, a challenger & leader in the North American beverage market, Jacobs Douwe Egberts (JDE), the largest pure-play FMCG coffee company in the world, Panera Bread, a leading bakery-cafe company, Pret A Manger, a leading company in the ready-to-eat food market, Peet’s Coffee & Tea, a premier specialty coffee and tea company, Caribou Coffee Company, a specialty retailer of high-quality premium coffee products, Einstein Noah Restaurant Group, Inc., the leader in the North-American bagel category, Krispy Kreme Doughnuts, a global leader in doughnuts and other premium-quality sweet treats, and in Espresso House, the largest branded coffee shop chain in Scandinavia.

JAB Holding Company is also the largest shareholder in Coty Inc., a global leader in beauty, and owns a controlling stake in luxury goods company Bally as well as a minority stake in Reckitt Benckiser PLC, a global leader in health, hygiene and home products. For more information, please visit the company's website at: http://www.jabholco.com.

Contacts

For JAB:

Abernathy MacGregor

Tom Johnson/Pat Tucker, +1 (212) 371-5999

tbj@abmac.com/pct@abmac.com

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